Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.
Commission File No.: 001-33029

SONIC


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

DIVX

ROXIO

Disclaimer

Cautionary Note Regarding Forward-Looking Statements:

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions and DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic Solutions' and DivX's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission ("SEC") and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by Sonic Solutions, DivX or any other person that Sonic Solutions' or DivX's objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic Solutions with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic Solutions or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic Solutions nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information

This material is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the merger. When such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC's website (www.sec.gov) and from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com). Sonic Solutions, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic Solutions or DivX in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC. Information about the directors and executive officers of Sonic Solutions may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. These documents will be available free of charge once available at the SEC's web site at www.sec.gov or by directing a request to either Sonic Solutions or DivX.

Transaction Overview

Structure	• Acquisition of DivX by Sonic for cash and stock
Terms	• $9.83 per DIVX Share (based on SNIC closing price 6/1/2010) Cash: $3.75 Stock: 0.514 shares of SNIC per DIVX share
Contingencies	• Regulatory approvals • Shareholder approvals • Customary closing conditions
Expected Closing	• September 30, 2010
Management	• Current Sonic management, augmented with key DivX managers • 2 additional board members from DivX board to be named later

Why We're Doing This

Compelling Economics	• Highly accretive deal • Pro Forma FY2012 non-GAAP* earnings over $0.40/share (More than double the pro forma results without the deal)
Distinctive Technology Assets	• DivX and MainConcept are the "go to guys" for Internet video codec technology – they power the world's leading companies with H.264 video encoding • Codec and DRM deployment on over 300 million devices • DivX TV platform enhances our position with retailers
Consumer Electronics Leverage	• DivX partners with more than 150 CE mfrs to support over 8500 models with over 300 million devices shipped • Significantly enhances our CE partnerships and operational capabilities • Accelerates our RoxioNow platform initiatives
Strong Brand	• DivX is synonymous with high-quality video delivery • Billions of player launches every year

** Removing purchase accounting non-cash charges and stock-based compensation*

Sonic's Strategy:
Enabling Digital Media from Hollywood to Home

(Ramping to 30 million devices in 2011)



LGF
Walt Disney Pictures
SONY PICTURES
UNIVERSAL
POWERED BY
ROXIO NOW
BEST BUY
BLOCKBUSTER
PC, Macs
Connected TVs
DVRs/STBs/DMAs
BD Players
Mobile devices

With DivX, Our Strategy is
Accelerated, Enhanced & Expanded

>300 million devices + expanded services



PC, Macs
PS3
DVRs/STBs/DMAs
BD Players
Mobile devices
Connected TVs w. Digital servcies
Picasa.
LGF
SONY PICTURES
DIVX TV
POWERED BY ROXIO NOW
twitter
Rhapsody
Revision3
BEST BUY
BLOCKBUSTER

Sonic + DivX: A Virtuous Cycle



Software

- 500M downloads
- 1.8 billion player & web player launches/year
- 12M unique website visits/month
- 16,000 retail storefronts
- 50 million installed on PCs each year via OEM



Devices

- > 300 M DivX devices shipped worldwide
- Emerging segments: DTV, Blu-ray, mobile, PS3
- RoxioNow platform on leading DTV, BD, and STBs

DIVX
SONIC

Content

- Billions of DivX video files on the Internet
- All digital titles for Warner Bros., Sony Pictures, Paramount, Lionsgate and Starz Media's Overture Films
- Agreements with all major studios, 250 indies

ROXIO

Distinctive Technology Assets

Software & Community



- 500 million downloads
- Encoders and players for HD content
- Rich consumer ecosystem

CE Licensing

DIVX

- Over 300 million device footprint
- High-efficiency codecs and profiles
- Hollywood-approved DRM
- Moving to DivX Plus HD (H.264)

DivX TV



- TV "Start page"
- Aggregates paid and free web content
- Rev-share to CE OEMs with accelerated retail store placement

MainConcept

Codec by™ MAIN CONCEPT

- Enterprise video platform
- H.264 codec experts
- Powering leading video companies globally

The DivX Community

- One of the most recognized codecs in the world


H.264
DIVX PLUS
AAC

>500 Million total software downloads
>1.8 Billion player launches per year
>12 Million monthly visitors to DivX.com

- RoxioNow + DivX = opportunity to drive DivX awareness in US via premium content

Deeper & New CE Partnerships & Delivery Expertise

Digital TVs	LG, SAMSUNG, Panasonic, TOSHIBA, PHILIPS
Blu-ray Disc Players	LG, Panasonic, harman/kardon, marantz, SONY, SAMSUNG, Pioneer, PHILIPS, DENON, TOSHIBA, ONKYO
Mobile Phones	LG, SAMSUNG, PANTECH, QUALCOMM, MOTOROLA
Set-Top Boxes	MOTOROLA, LG, TOPFIELD, VESTEL
Media Streamers	iomega, Seagate, LaCie, hp
Portable Media Players	THOMSON, PHILIPS, RCA, EPSON, JVC, COWON, SAMSUNG
Gaming Consoles	PS3
In-Car Entertainment	LG, KENWOOD, JVC, GM, ALPINE, Pioneer, Ford, HONDA, TOYOTA, VOLVO
DVD Players	LG, SAMSUNG, Panasonic, SONY, PHILIPS, JVC, TOSHIBA

DivX TV:

The best content; easily deployed; rapidly monetized

- Content
  - Premium: VOD, EST
  - Web: free, ad supported
  - Personal videos, photos
- Deployment
  - Lightweight architecture
  - Easily adapted for retailers
  - Simple to deploy for CE makers
- Monetization
  - Expanded services revenue
  - Improved CE economics
  - Superior consumer connection


Picasa.
POWERED BY
ROXIO NOW
twitter
Revision3
Rhapsody



Enterprise Video Platform

Powering H.264 Globally

Broadcast & Professional	Panasonic, SONY, TECHNICOLOR
IPTV & Streaming	panvidea, KULAbyte, verimatrix
Multimedia	Adobe, COREL, MAGIX, muvee
Digital Signage	SCALA CONNECTED SIGNAGE, SONY, STRÖER INFOSCREEN
Security & Surveillance	SeeTec network-based video surveillance, sensing, iDS, SEON Mobile Surveillance
Medical	ZEISS, IMA, HITACHI Inspire the Next, GE Healthcare Deutschland, Österreich & Schweiz

Global Scale, 24/7 Operations

scale & reach for our partners and customers


Sonic
DivX
*Spheres indicate major offices by employee size

Summary: Combined Strengths

SONIC

- Rich technology portfolio
- Longstanding relationships with Hollywood studios
- Powering third party content services (Best Buy, Blockbuster, etc.)
- Device manufacturers (LG, Samsung, etc.)
- 50 million copies of Roxio software shipped annually
- 15,000 retail outlets
- 65% retail market share

DIVX

- 500 million software downloads
- Install base of over 300 million DivX enabled devices
- Embedded Internet TV Platform
- Supplying codec to the world's leading companies (Adobe, Google, etc.)
- Hollywood approved DRMs
- Vibrant and extensive Web-based community of enthusiasts

Appendix

Financial Impact

	FY12
Revenues	~$250
Gross Margin	64%
Operating Margin	14%
EPS	>$0.40

- **Very Accretive**
- **Significant operational efficiencies and cost savings**
- **Possible (not modeled) revenue leverage**

**Margins and EPS are computed on a Non-GAAP basis, excluding non-cash acquisition and stock-based compensation expenses.*

DVD and Emerging Products – Addressable Markets for DivX


Millions of Annual Units
1200
1000
800
600
400
200
0
DVD Market
New Growth Segments
Mobile Handsets
Gaming Consoles
Portable Media Players
ersonal Navigation Devices
Blu-ray Players
Digital TVs
Set-top Boxes
DVD
Emerging Products

Mobile: All mobile handsets, Strategy Analytics, Q209 | DTV: All DTVs, including digital CRT and RPTV, Displaysearch, Q209 | STB: All Digital STBs, all transmission types, both operator and retail, IMS, Q209 | PMP: all video-enabled PMPs, no mp3 only, IMS, Q209 | PND: all PNDs. IMS, Q209 | DVD: all red laser DVD players/recorders (including HTiB), iSuppli Q209 | DSC: all dedicated DSCs, IMS, Q209 | VGC: all current and next-gen consoles from Sony, MS, and Nintendo, iSuppli, Q209 | BD: all standalone BD-players/recorders, NO PS3, iSuppli, Q209 | DMR: Contains standalone DMAs, internet TV boxes, as well as connected AVRs, InStat, 12/08

Source: DivX, Displaysearch, IMS, iSuppli, ABI, Strategy Analytics, IDC


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

Thank You